Delisting Determination,The Nasdaq Stock Market, LLC,
December 15, 2009, UCBH Holdings, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of UCBH Holdings, Inc.
(the Company), effective at the opening of the trading session on December 28, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5250(c)(1), 5101, 5110(b), and IM-5100. The Company was
notified of the Staffs determination on November 9, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on November 18, 2009.